Earnings Conference Call 2Q26

Disclaimer 2 This presentation contains what are considered “forward-looking statements,” as defined in Section 27A of the 1933 Securities Act and Section 21E of the 1934 Securities Exchange Act, as amended. Some of these forward-looking statements are identified with words such as “believe,” “may,” “could,” “would,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” as well as the negative forms of these words, other terms of similar meaning or the use of future dates. The forward-looking statements include, without limitation, statements related to the declaration or payment of dividends, implementation of the key operational and financial strategies and investment plans, guidance about future operations and factors or trends that influence the financial situation, liquidity or operational results. Such statements reflect the current view of the management and are subject to diverse risks and uncertainties. These are qualified in accordance with the inherent risks and uncertainties involving future expectations in general, and actual results could differ materially from those currently anticipated due to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on diverse assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any such forward-looking statements as a result of new information, future events or otherwise, except as expressly required by law. All forward-looking statements in this presentation are covered in their entirety by this disclaimer. In addition, this presentation contains some financial indicators that are not recognized by the BR GAAP or IFRS. These indicators do not have a standard meaning and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measurements of Suzano's performance; they should not be considered separately or as a replacement for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS.

HIGHLIGHTS

EBITDA benefited by higher prices and stronger volumes, with Adjusted Free Cash Flow of R$3.3 billion suzano

Sales Volume

Pulp:

2.9 million tons

(vs. 2.8 million tons in 1Q26 and 3.3 million tons in 2Q25)

Paper and packaging[1]:

340 thousand tons

(vs. 315 thousand tons in 1Q26 and 348 thousand tons in 2Q25)

Pulp Inventory:

Normalized levels

Operating Performance

Adjusted EBITDA[2]:

R$4.7 billion

(vs. R$4.6 billion in 1Q26 and R$6.1 billion in 2Q25)

Operating Cash Generation[2]:

R$2.9 billion

(vs. R$2.5 billion in 1Q26 and R$4.1 billion in 2Q25)

Cash cost ex-downtimes:

R$843/ton

(vs. R$802/ton in 1Q26 and R$832/ton in 2Q25)

Adjusted Free Cash Flow[3]:

R$3.3 billion

(vs. R$0.6 billion in 1Q26 and R$2.6 billion in 2Q25)

Financial Management

Liquidity:

US$6.9 billion

(vs. US$6.1 billion in 1Q26 and US$5.9 billion in 2Q25)

Net debt:

US$12.8 billion

(vs. US$13.0 billion in 1Q26 and US$13.0 billion in 2Q25)

Leverage[4]:

3.4x in US$

(vs. 3.3x in 1Q26 and 3.1x in 2Q25)

Strategy

Growth with discipline

arbex

Closing:

July 1st, 2026

Cash settlement[5]:

US$1.3 billion

Net debt at closing:

~US$1.0 billion

[1] Excluding Consumer Goods. | [2] Operating Cash Generation = Adjusted EBITDA less Sustaining Capex. | [3] For further details, please see section "Free Cash Flow" of the Earnings Release. | [4] Net Debt / LTM Adjusted EBITDA. | [5] Subject to customary adjustments.

3

1,728 3 1,731 1,995 1,387 1,623 (859) 225 (1,510) 762 367 303 1,432 1,209 Paper Sales¹ (‘000 ton) Average Net Price ($/ton) 2Q25 1Q26 2Q26 173 164 182 99 79 84 76 72 74 348 315 340 2Q25 1Q26 2Q26 LTM 2T26 Brazilian operations (domestic) 4 Adjusted EBITDA and EBITDA Margin² R$ MM Consolidated (R$/ton) EBITDA Margin (%) 1 Excluding Consumer Goods. 2 Does not exclude the impact of Mgmt. LTI. 2Q25 1Q26 21% 18% 2Q26 15% PAPER AND PACKAGING BUSINESS US operations Brazilian operations (R$/ton) R$ MM Brazilian operations (exports) US operations (US$/ton) Brazilian operations R$/ton R$/ton US operations Higher volumes and pricing in Brazilian Operations, while US operations impacted by scheduled maintenance downtime and oil-related inputs 19% 6,057 5,607 5,683 5,699 1,505 1,558 1,563 1,551 LTM 2Q26 LTM 2Q26 543 337 432 (66) 16 (112) 477 353 320

1,422 555 562 601 2,934 Average FX 5,378 4,056 4,184 554 3,269 2,835 2,897 PULP BUSINESS Sales Volume (‘000 ton) 2Q25 1Q26 2Q26 12,303 LTM 2Q26 Average Net Price – Export Market ($/ton) Adjusted EBITDA and EBITDA Margin (%) 17,500 2Q25 1Q26 2Q26 R$5.67 R$5.26 R$5.05 5 1,645 1,431 1,444 R$ MM R$/ton Margin % 3,146 2,955 3,034 US$ R$ 52% 49% 48% 49% 2Q25 1Q26 2Q26 R$5.29 LTM 2Q26 LTM 2Q26 EBITDA growth q-o-q mostly driven by higher prices, with volume growth constrained by lower production output and inventory rebuild

181 338 370 326 350 PULP BUSINESS Pulp Cash Cost – 2Q26 vs. 1Q26 (ex-downtimes – R$/ton) 6 Conflict-driven input cost pressures q/q, partially offset by higher operating efficiency and FX Δ Δ Δ Δ Pulp Cash Cost – 2Q26 vs. 2Q25 (ex-downtimes – R$/ton) (43) 1Q26 24 Wood 39 Input (3) Fixed Cost (13) Energy (6) FX 179 2Q26 802 843 (56) Wood Input Fixed Cost Energy FX Commodities price effect: +R$34/ton 179 356 370 336 350 (39) 2Q25 13 Wood 34 Input 0 Fixed Cost (17) Energy (19) FX 179 2Q26 832 843 (56) Commodities price effect: +R$30/ton Δ Δ Δ Δ +5% +1%

85% 85% 84% 67% 61% 48% FINANCIAL MANAGEMENT 7 Commodity hedging mitigate the impact of oil price volatility Main oil-related operations Coverage of potential hedge2 – exposure – ZCC (%) Brent price as of June 30, 2026 – US$73/bbl 3Q26 4Q26 1Q27 2Q27 3Q27 Call Put 68.3 68.3 72.9 74.3 73.6 74.8 57.9 57.9 58.8 59.2 58.4 59.6 4Q27 2 Natural gas and VLSFO. Excludes diesel. 2H26 coverage of total potential hedge exposure³ 85% 2H26 coverage of total oil- related inputs exposure 34% Coverage Expected total cash adjustments (Brent @US$73/bbl): R$75 millionNet cash impact (vs. 2T25) 2Q26 vs. 2Q25 (R$ million)1 1 Cost impact considers pre-conflict Brent price (2Q25 average) of US$68/bbl as the baseline. Commodity Hedging Portfolio 147 (96) (179) (128) Total (275) Cash cost Inbound logistics, fuel oil and natural gas Outbound logistics Domestic transportation and ocean freight

57% Expected Cash Adjustments – ZCC (R$ million) FX @ 5.18 ¹ Strong operational hedging portfolio protects free cash flow over the next 2 years FINANCIAL MANAGEMENT 105 690 608 680 840 970 515 205 3Q26 4Q26 1Q27 2Q27 3Q27 FX Gap Coverage Call R$4.3 billion Put Notional: US$4.6 billion ¹ Closing FX rate on 06/30/2026. 6.14 7.33 7.47 7.44 6.89 6.84 6.70 6.61 5.62 6.28 6.34 6.42 6.02 6.01 5.81 5.73 Average Portfolio Strikes 6.11 7.05 Jun. 30, 2026 Jun. 30, 2026 Jun. 30, 2026 Put Call 4Q27 1Q28 2Q28 Cash adjustments 2Q26: R$480 million

5.1 0.5 0.9 1.2 2.4 2.6 10.4 1.8 6.9 3.0 3.2 3.3 3.1 3.3 3.4 9 Mar/26Jun/25 Jun/26 Leverage (Net debt/Adjusted EBITDA LTM) FINANCIAL MANAGEMENT In R$ In US$ Strong cash generation reduces net debt, while lower LTM EBITDA weighted on leverage ¹ Total Capex on accrual basis. | ² Includes leasing payments, income taxes, among other. Adjusted EBITDA LTM and Net Debt (US$ billion) Stand-by facilities Liquidity Jun. 26 6M26 2027 2028 2031 onwards2029 Average Cost (in US$): 5.1% p.a. Average Term : 76 months Amortization Schedule (US$ billion) Cash on hand (46% in US$) 2030 3.9 3.8EBITDA Ajustado UDM (13.0) (12.8) Net debt Mar. 26 0,9 Adjusted EBITDA (0,5) Total Capex¹ 0,1 Working Capital (0,2) Accrued Net Interest (0,0) Dividends/ Buybacks (0,1) Others² Net Debt Jun. 26 Liability Management: Local issuances of US$0.5 bn

Looking forward 10 o 2026 cash cost guidance: on track for R$800/t excluding downtimes1 o Standalone Consumer Goods segment disclosure from 3Q26 results onwards o Pulp business commercial strategy 2H26: stronger sales trend driven by favorable seasonality and higher production availability o Arbex: focused on integration and value creation ¹ According to Material Fact of May 11, 2026, which includes assumptions of Brent=US$84/bbl and FX=BRL/US$5.07

Investor Relations ri.suzano.com.br ri@suzano.com.br Q&A 2Q26